SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                            Beacon Power Corporation
                                (Name of Issuer)

                     Common Stock $0.01 par value per share
                         (Title of Class of Securities)


                                   073677 10 6
                                 (CUSIP Number)


                                November 16, 2000
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [  ]  Rule 13d-1(b) [  ]  Rule 13d-1(c) [ X ]  Rule 13d-1(d)

           *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  073677 10 6



1.       Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         Perseus Capital, L.L.C.

2.       Check the Appropriate Box if a Member of a Group

         (a)  [  ]               (b)  [  ]

3.       SEC Use Only

4.       Citizenship or Place of Organization                Delaware

         Number of Shares Beneficially Owned by Each Reporting Person with:

5.       Sole Voting Power                                   --0--

6.       Shared Voting Power                                 11,604,147

7.       Sole Dispositive Power                              --0--

8.       Shared Dispositive Power                            11,604,147

9.       Aggregate Amount Beneficially Owned
          by Each Reporting Person                                11,604,147

10.      Check box if the Aggregate Amount
          in Row (9) Excludes Certain Shares

11.      Percent of Class Represented by
          Amount in Row (9)                                       24.93%

12.      Type of Reporting Person                            CO


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CUSIP No.  073677 10 6



1.       Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         Frank Pearl

2.       Check the Appropriate Box if a Member of a Group

         (a)  [  ]               (b)  [  ]

3.       SEC Use Only

4.       Citizenship or Place of Organization                U.S.A.

         Number of Shares Beneficially Owned by Each Reporting Person with:

5.       Sole Voting Power                                   --0--

6.       Shared Voting Power                                 11,604,147 (a)

7.       Sole Dispositive Power                              --0--

8.       Shared Dispositive Power                            11,604,147 (a)

9.       Aggregate Amount Beneficially Owned
          by Each Reporting Person                                11,604,147 (a)

10.      Check box if the Aggregate Amount
          in Row (9) Excludes Certain Shares

11.      Percent of Class Represented by
          Amount in Row (9)                                       24.93%

12.      Type of Reporting Person                            IN

(a) Perseus Capital L.L.C. owns of record 11,604,147 shares of Common Stock of Beacon Power Corporation. Frank Pearl is an Executive Officer of Perseus Capital, L.L.C. and has sole power to make voting and investment decisions for Perseus Capital, L.L.C. As a result, Mr. Pearl may be deemed to possess indirect beneficial ownership of the shares of Common Stock of Beacon Power Corporation beneficially owned by Perseus. Mr. Pearl disclaims beneficial ownership of this Beacon Common Stock.


Item 1.

           (a)    Name of Issuer:

                  Beacon Power Corporation

           (b)    Address of Issuer's Principal Executive Offices:

                  234 Ballardvale Street
                  Wilmington, MA  01887-1032

Item 2.

           (a)    Name of Person Filing:

                  Perseus Capital L.L.C. and Frank Pearl

           (b)    Address of Principal Business Office, or if None, Residence:

                  The address for both Perseus Capital L.L.C and Frank Pearl is The Army and Navy Club Building
                  1627 I Street, NW
                  Suite 610
                  Washington, D.C.  20006

           (c)    Citizenship:

                  Perseus Capital L.L.C. is organized in the state of Delaware and Frank Pearl is a United States Citizen

           (d)    Title of Class of Securities:

                  Common Stock, $0.01 par value per share

           (e)    CUSIP Number:

                  073677 10 6

Item 3. If this statement is filed pursuant to Rule 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)        [ ] Broker or dealer registered under Section 15 of the Act.

(b)        [ ] Bank as defined in Section 3(a)(6) of the Act.

(c)        [ ] Insurance company as defined in Section 13(a)(19) of the Act.

(d)        [ ] Investment  company  registered under Section 8 of the Investment
               Company Act of 1940.

(e)        [ ] An    investment    adviser   in    accordance    with   Rule
               240.13d-1(b)(1)(ii)(E);

(f)        [ ] An employee  benefit plan or endowment  fund in  accordance  with
               Rule 240.13d-1(b)(1)(ii)(F);

(g)        [ ] A parent  holding  company or control  person in accordance  with
               Rule 240.13d- 1(b)(1)(ii)(G);

(h)        [ ] A savings  association  as defined in Section 3(b) of the Federal
               Deposit Insurance Act;

(i)        [ ] A  church  plan  that  is  excluded  from  the  definition  of an
               investment  company   under section   3(c)(14) of  the Investment
               Company Act of 1940;

(j)        [ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

           If this statement is filed pursuant to Rule 240.13d-1(c), check this box [ ].

Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

           (a) Amount beneficially owned: Perseus Capital L.L.C. - 11,604,147; Frank Pearl - 11,604, 147 (a)

           (b) Percent of class: Perseus Capital L.L.C.-24.93%; Frank Pearl - 24.93% (a)

           (c)   Number of shares as to which such person has:

           (i)   Sole power to vote or direct the vote  --0--

           (ii) Shared power to vote or to direct the vote Perseus Capital L.L.C. - 11,604,147; Frank Pearl - 11,604,147 (a)

           (iii) Sole power to dispose or to direct the disposition of  --0--

           (iv) Shared power to dispose or to direct the disposition of Perseus Capital L.L.C.- 11,604,147; Frank Pearl - 11,604,147 (a)

Item 5.    Ownership of Five Percent or Less of a Class.

           Not applicable

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person.

           Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

           Not applicable

Item 8.    Identification and Classification of Members of the Group.

           Not applicable

Item 9.    Notice of Dissolution of Group.

           Not applicable



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Item 10.   Certifications.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   Signature.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               Perseus Capital, L.L.C.



                                               By:  /s/ Frank Pearl
                                                  ------------------------------
                                               Name: Frank Pearl
                                               Title: Chairman
                                               Dated: February 14, 2001

Item 10.   Certifications.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   Signature.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               By:  /s/ Frank Pearl
                                                  ------------------------------
                                               Name:  Frank Pearl

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G with respect to the Common Stock, $0.01 par value per share, of Beacon Power Corporation, a Delaware Corporation, and any further amendments thereto. This Joint Filing Agreement shall be filed as an Exhibit to the Schedule 13G.



DATE:                                          /s/ Frank Pearl
                                               ---------------------------------
                                               Perseus Capital, L.L.C.
                                               By: Frank Pearl
                                               Title: Chairman


                                               /s/ Frank Pearl
                                               ---------------------------------
                                               Frank Pearl